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                                                                  EXHIBIT (a)(9)

PRESS RELEASE

CONTACT:


HAGEMEYER P.P.S. NORTH AMERICA, INC.:
David G. Gundling
770-541-6151

FOR IMMEDIATE RELEASE

                     HAGEMEYER COMPLETES TENDER OFFER FOR
                         SHARES OF VALLEN CORPORATION

        ATLANTA, GEORGIA: December 20, 1999 -- Hagemeyer P.P.S. North America, Inc. announced today the successful completion by Shield Acquisition Corp., a subsidiary, of its all cash tender offer for all of the outstanding shares of common stock of Vallen Corporation (NASDAQ: VALN) at $25.00 per share. The tender offer expired at midnight, New York City time, on Friday, December 17, 1999. Shield has accepted and will pay for, in accordance with the terms of the offer, all of the approximately 7,121,481 shares validly tendered.

        The shares tendered constitute approximately 99% of Vallen's currently outstanding common stock. As previously announced, all of Vallen's common shares not tendered and purchased pursuant to the offer will be acquired in a subsequent merger transaction at the same $25.00 per share price.

        Hagemeyer P.P.S. North America, Inc. is a subsidiary of Hagemeyer, N.V., an international marketing and distribution company with operations in Europe, North America and the Asia-Pacific region. The Hagemeyer group operates in over 60 countries and has approximately 22,000 employees world wide. Hagemeyer's shares are listed on the stock exchange in Amsterdam and form part of the AEX index.

        Vallen Corporation, through its operating subsidiaries, is engaged in providing integrated safety products and related services as well as other industrial MRO products to customers, including total safety solutions programs in customers' working environments. Its manufacturing facilities under Encon Safety Products, Inc. produce a variety of safety products and other products for industrial and commercial application, including emergency shower and eyewash fountains for industrial usage, and a broad line of non-prescription safety eyewear distributed throughout North and South America. Vallen operates from 162 locations, including 69 onsite/just in time locations throughout North America and in Chile.